Exhibit 99.2

SPI Energy Co., Ltd. Announces Agreement with Capital Stage AG to Sell UK Solar Project

Hong Kong, June 1, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that its wholly-owned subsidiary, SPI China(HK) Limited, has entered into an agreement to sell the entire issued share capital of Todderstaffe Solar Limited (“Todderstaffe Farm”), which holds a solar project in the United Kingdom with the capacity of approximately 4.5 megawatts (MW), to the SDAX-listed Capital Stage AG (“Capital Stage”), Germany’s largest independent solar park operator.

The Todderstaffe Farm solar project is located in Poulton, Lancashire. The project commenced construction in January, 2017 and was connected to the grid end of March 2017. The Todderstaffe Farm solar project is eligible to receive Renewables Obligation Certificates (ROCs) at 1.2 ROCs/MWh under the UK’s Renewables Obligation (RO) scheme.

“We are delighted to work with valuable partner Capital Stage, Germany’s largest independent solar park operator and a leading clean energy investor on the sale of Todderstaffe Farm solar project,” said Xiaofeng Peng, Chairman and Chief Executive Officer of SPI Energy. “The success of this transaction is another testament to the quality of our solar farm projects and the growing track record of delivering bankable solar power solutions in the UK market.”

Holger Götze, COO at Capital Stage, said, “We are very pleased to work with SPI Energy on the Todderstaffe Farm solar power project, which gave us the opportunity to acquire an attractive and high quality solar park that will add to our already existing clean energy investments in the UK. With the new acquisition our generating capacity in the UK will increase to over 90 MW in total.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia. For additional information, please visit: www.spisolar.com

About Capital Stage AG

Capital Stage AG is listed on the SDAX of the Deutsche Börse (German stock exchange) and is Germany’s largest independent solar park operator. The core business is the acquisition and operation of solar parks and (onshore) wind farms. Capital Stage also offers professional investors attractive opportunities to invest in renewable energy plants. Capital Stage has become one of the leading independent European power producers (IPP) with a total of 161 solar parks and 47 wind farms summing up to a generation capacity of almost 1.3 GW in Germany, Denmark, Austria, Italy, France, Finland, the United Kingdom and Sweden.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

Pearl Peng, Investor Relations Director

Email: pearl.peng@spisolar.com